Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	June 28, 2006

Seabridge Gold Reports Insider Share Sale

Toronto, Canada… Seabridge Gold’s Chairman and President have sold a total of 347,000 shares of Seabridge in one transaction, primarily to meet the tax obligations incurred by a recent exercise of stock options which were due to expire, the Company announced today. The sale was done through the facilities of the TSX, at market related prices.

Under Canadian law, the difference between the exercise price of the options and the market price of the stock at the time of exercise is deemed to be a gain and is taxed, whether or not the shares are sold, and the tax is payable in the year the options are exercised. Seabridge grants options for a maximum term of five years at which time they expire if not exercised.

Seabridge President and CEO Rudi Fronk said that this was the first sale of Seabridge shares by himself and Mr. Anthony, the two founders of Seabridge. Both have participated in recent financings of the Company. “We have no intention of selling further shares for the foreseeable future as this transaction meets all our tax and other requirements,” he said.

Following the sale, Mr. Fronk holds 889,500 common shares of Seabridge and holds options on a further 500,000 shares of which 250,000 remain subject to the Company’s two-tier vesting policy. Mr. Anthony owns or controls 960,125 shares after the sale and holds options on a further 403,000 of which 125,000 are subject to the Company’s two-tier vesting policy.

The Company’s two-tier vesting policy for options granted to insiders requires specific share price targets within the five year term and out-performance of the TSX Gold Index. The most recent grant of options to insiders requires a price of C$15.00 for the first third to vest, $18.00 for the second third and $21.00 for the final third. Once a price target is met, Seabridge shares must have outperformed the TSX Gold Index by 20% or more over the preceding six months or the options are cancelled.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions.

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.